FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on April 8, 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	8 April 2013
Today’s date:	8 April 2013
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	8 April 2013

Name of Directors/PDMRs

Directors and PDMRs who have shareholdings in Royal Dutch Shell PLC ("RDS") acquired under employee share plans (names listed below)

Nature of the transaction:

Dividends payable on shares already acquired under employee share plans of RDS have been automatically used to purchase additional shares.

Consideration for the transaction:

The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend on the existing shareholding (see below).

Classes of security:

Royal Dutch Shell Class A – ordinary shares ("RDSA")
Royal Dutch Shell Class B – ordinary shares ("RDSB")

Director/PDMR

Simon Henry	299.757466 RDSB (listed on London Stock Exchange) Consideration : GBP 6,624.64
Matthias Bichsel	163.354303 RDSA (listed on Euronext Amsterdam) Consideration: EUR 4,146.70
Hugh Mitchell	406.092760 RDSB (listed on London Stock Exchange) Consideration: GBP 8,974.65
Hugh Mitchell	4.226955 RDSA (listed on Euronext Amsterdam) Consideration: EUR 107.30
Andrew Brown	426.839819 RDSB (listed on London Stock Exchange) Consideration: GBP 9,433.16
Ben van Beurden	2.650809 RDSA (listed on Euronext Amsterdam) Consideration: EUR 67.29

Mark Edwards
Deputy Company Secretary

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: April 9, 2013